SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Long Blockchain Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

542614 102
(CUSIP Number)

Court Cavendish Ltd. Attention: Dr. Chai Patel Riverbridge House Guildford Road Leatherhead Surrey KT22 9AD, United Kingdom 44 1372 365922
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 542614 102	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Court Cavendish Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,236,115 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,236,115 shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,236,115 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 542614 102	SCHEDULE 13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS Dr. Chai Patel CBE FRCP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,236,115 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,236,115 shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,236,115 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 542614 102	SCHEDULE 13D	Page 4 of 9 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC on August 30, 2018, by Dr. Chai Patel CBE FRCP and Court Cavendish Ltd., a company incorporated under the laws of England and Wales (“Court Cavendish”, together with Dr. Patel, the “Reporting Persons”) with respect to ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Long Blockchain Corp., a Delaware corporation (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D.

The percentage of beneficial ownership reflected in this Amendment is based upon 28,128,154 shares of Common Stock outstanding as of January 25, 2019.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

Court Cavendish is a company incorporated in England and Wales under Company No. 04290684. The principal business conducted by Court Cavendish is providing operational and financial consulting services for social care and health care organizations. Dr. Chai Patel is an individual British citizen.

The directors and executive officers of Court Cavendish (the “Principals”) are:

Name	Citizenship
Dr. Chai Patel	British
Katharine Patel	British
Catherine Valenti	British

The business address of the Reporting Persons and each of the Principals is The Riverbridge House, Guildford Road, Leatherhead, Surrey, KT22 9AD, United Kingdom.

None of the Reporting Persons or the Principals have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or the Principals have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 542614 102	SCHEDULE 13D	Page 5 of 9 Pages

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

On December 21, 2017, Court Cavendish entered into a Loan and Option Agreement (the “Facility”) with the Issuer, pursuant to which Court Cavendish agreed to make available to the Issuer a borrowing facility of an aggregate of $2,000,000 with the option to increase this amount to $4,000,000 if certain conditions were met. On December 21, 2017, the Issuer made an initial drawdown in the principal amount of $750,000 and issued to Court Cavendish three-year warrants to purchase 100,000 shares of Common Stock at a price of $3.00 per share.

On December 26, 2017, the amount of the initial $750,000 drawdown under the Facility, and accrued unpaid interest thereon, was converted into 250,233 shares of Common Stock in accordance with the terms of the Facility as in effect at such time.

On January 15, 2018, the Issuer made a second drawdown under the Facility in the principal amount of $750,000. On January 30, 2018, the Issuer made a third drawdown under the Loan and Option Agreement in the principal amount of $500,000.

On May 4, 2018, Court Cavendish and the Issuer entered into an Amended and Restated Loan and Option Agreement. Under the Facility, Court Cavendish agreed to make available an additional $1,500,000 borrowing facility (the “First Extension”), and the Issuer was given the option to request additional availability of $500,000 (the “Second Extension”). The Issuer made a drawdown on May 8, 2018 in the amount of $1,000,000. The Issuer was required to pay to Court Cavendish a facility fee of 7% of the First Extension amount, in cash or shares of Common Stock valued at $0.40 per share, and the Issuer elected to pay the facility fee in shares of Common Stock by issuing to Court Cavendish 262,500 shares of Common Stock. Under the Restated Facility, the Issuer also issued to Court Cavendish four-year warrants to purchase 1,200,000 shares of Common Stock at a price of $0.50 per share. The Issuer agreed, upon each drawdown under the Second Extension, to issue a warrant to purchase 0.8 shares of Common Stock per dollar of the drawdown, such warrant(s) to have an exercise price of $0.50 per share.

On January 18, 2019, Court Cavendish and the Issuer entered into a Second Amended and Restated Loan and Option Agreement (the “Second Restated Agreement”) for the Facility. As detailed above, the Issuer had previously borrowed $3 million under the Facility, of which $2,250,000 of principal (plus accrued interest) was outstanding as of immediately prior to entry into the Second Restated Agreement, and $750,000 of principal plus accrued interest had been converted into shares of the Issuer’s Common Stock at a price of $3.00 per share under the terms of the Facility as in effect at the time of such conversion.

CUSIP No. 542614 102	SCHEDULE 13D	Page 6 of 9 Pages

Upon entry into the Second Restated Agreement, $1,550,000 of principal plus all accrued interest was converted into 12,723,382 shares of Common Stock, such that the average price for all shares issued under the Facility (including the prior conversion and certain fees previously paid in shares of the Issuer’s Common Stock) was $0.20 per share. In addition, the Issuer paid $40,000 to Court Cavendish to cover the costs of the negotiation and execution of the Second Restated Agreement, which amount was added to the principal outstanding under the Facility, for an aggregate of $740,000 outstanding under the Facility immediately after entry into the Second Restated Agreement.

Court Cavendish is not required to make any further extensions of credit under the Facility. Interest on the principal under the Facility will continue to accrue monthly at the rate of 12.5% per annum and will be payable quarterly in cash or common stock valued at $0.20 per share, at the Issuer’s election. The Facility will mature on December 21, 2019 (the “Maturity Date”). On the Maturity Date, all principal and any accrued but unpaid interest will be due and payable in cash or in shares of common stock valued at $0.20 per share, at Court Cavendish’s election. Court Cavendish also has the option, exercisable at any time prior to the Maturity Date, to have any principal and interest then outstanding converted into common stock at a price of $0.20 per share. The Company may prepay the amounts outstanding under the Facility at any time without premium or penalty. The Issuer granted to Court Cavendish a security interest in all of its assets in order to secure its obligations under the Facility, pursuant to a security agreement with Court Cavendish, dated January 18, 2019.

The Company amended and restated the warrants previously issued to Court Cavendish in connection with the Facility (the “Prior Warrants”), such that the Prior Warrants will have a term of four years and will have an exercise price of $0.20 per share (the “New Warrants”). The exercise price of the New Warrants is subject to adjustment for stock splits, stock dividends, and similar events, and the New Warrants may be exercised on a cashless basis.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The acquisitions reported in this Amendment were made for investment purposes. Court Cavendish may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including pursuant to the Facility and the New Warrants issued thereunder. Pursuant to the Second Restated Agreement, Court Cavendish has the right to designate two directors to the Board of Directors.

Except as discussed above, neither Dr. Patel, nor Court Cavendish, nor the Principals, has any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. 542614 102	SCHEDULE 13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D are amended and restated in its entirety as follows:

Court Cavendish is the beneficial owner of 18,236,115 shares of Common Stock, or approximately 55.0% of the Issuer’s outstanding shares of Common Stock. Such beneficial ownership includes 1,300,000 shares of Common Stock that are subject to exercisable warrants and includes shares of Common Stock that may be issued upon conversion of the Facility assuming the conversion date for the aggregate principal amount pursuant to the Loans on the Maturity Date. Court Cavendish cannot convert any portion of the New Warrants or the Facility to the extent that the Issuer does not have a sufficient number of authorized shares of Common Stock to satisfy such conversion or exercise. Court Cavendish has sole voting and dispositive power over the shares that it beneficially owns.

Dr. Patel is the controlling person of Court Cavendish. Accordingly, he may be deemed to have voting and dispositive power over the shares of Common Stock held by Court Cavendish. Dr. Patel disclaims ownership of the Common Stock held by Court Cavendish, except to the extent of his pecuniary interest therein.

None of the Principals beneficially own any shares of Common Stock.

In the last 60 days, Court Cavendish has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Amendment which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information under Items 3, 4 and 5 are incorporated herein by reference.

CUSIP No. 542614 102	SCHEDULE 13D	Page 8 of 9 Pages

Item 7. Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

99.1	Second Amended and Restated Loan and Option Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 22, 2019).
99.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 22, 2019).
99.3	Joint Filing Agreement, dated as of January 28, 2019, by and between Court Cavendish Ltd. and Dr. Chai Patel.

CUSIP No. 542614 102	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

COURT CAVENDISH LTD.

By:	/s/ Catherine Valenti
Name: Catherine Valenti
Title: Director

/s/ Dr. Chai Patel
Dr. Chai Patel CBE FRCP